UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2019

Commission File Number: 1-32575

Royal Dutch Shell plc

(Exact name of registrant as specified in its charter)

England and Wales

(Jurisdiction of incorporation or organization)

Carel van Bylandtlaan 30, 2596 HR, The Hague

The Netherlands

Tel No: 011 31 70 377 9111

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Royal Dutch Shell plc (the “Registrant”) is filing its new Articles of Association as an exhibit to this Report on Form 6-K and which is hereby incorporated by reference. The Articles of Association was approved by resolution at the Registrant’s Annual General Meeting held on Tuesday May 21, 2019 at The Hague, The Netherlands.

Exhibit No.	Description
1	Articles of Association of Royal Dutch Shell plc, dated May 21, 2019.

This Report on Form 6-K is incorporated by reference into:

a)	the Registration Statement on Form F-3 of Royal Dutch Shell plc and Shell International Finance B.V. (Registration Numbers 333-222005 and 333-222005-01); and

b)	the Registration Statements on Form S-8 of Royal Dutch Shell plc (Registration Numbers 333-126715, 333-141397, 333-171206, 333-192821, 333-200953, 333-215273, 333-222813 and 333-228137).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Royal Dutch Shell plc

(Registrant)

By:	/s/ Linda Coulter

Name: Linda Coulter
Title: Company Secretary

Date: October 28, 2019